SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                       Report on Form 6-K of 11 July 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


     Enclosures: A notification advising of the receipt of a complaint by
                 Celanese.



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


   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                 ON 11 JULY 2006
                  AT 07.36 HRS UNDER REF: PRNUK-1107060729-760B

11 July 2006

NOTIFICATION OF COMPLAINT BY CELANESE

The BOC Group plc ("BOC") has been informed by Celanese Corporation that it has lodged a complaint against BOC in the District Court of Dallas County, Texas, relating to the development by Celanese Corporation and Celanese (Nanjing) Chemical Co., Ltd. ("Celanese") of a new acetic acid manufacturing plant in Nanjing, China and associated industrial gas supply arrangements. The amounts claimed are USD 250 million for compensatory damages and an additional amount in exemplary damages, suggesting a total of not less than USD 960 million. Celanese has not served the complaint on BOC.

BOC believes the case to be completely without merit and it will vigorously defend it. BOC notes the timing of this complaint and that Celanese gave no indication of a proposed claim prior to its notification of intended legal action.

Following notification of the above, Linde AG has informed BOC that it expects the final pre-condition to the offer (which relates to anti-trust) by Linde AG for BOC to be satisfied within the next month and that the scheme document will be despatched to BOC shareholders immediately thereafter. The consent of the High Court to the despatch of the scheme document has been obtained. Completion of the offer is still expected to take place in the third calendar quarter of 2006.

Contacts:

The BOC Group plc
Christopher Marsay, Director Investor Relations 01276 477222

The Maitland Consultancy
Neil Bennett 0207 379 5151

This announcement does not constitute an offer or invitation to purchase any securities. BOC Shareholders are advised to read carefully the formal documentation in relation to the offer by Linde AG once it has been despatched.

This announcement includes 'forward-looking statements' under United States securities laws. These include, without limitation, those concerning the outcome of pending and threatened litigation, the completion of the offer, as well as statements typically containing words such as "intends", "expects", "believes", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. More detailed information about certain of these factors is contained in BOC's filings with the United States Securities and Exchange Commission (SEC), including its annual report on Form 20-F, which are available on BOC's website, www.boc.com, and on the SEC's website, www.sec.gov. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. BOC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.


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


                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: July 11, 2006



                                         By:    /s/   Carol Hunt
                                               ---------------------------------
                                               Name:  Carol Hunt
                                               Title: Deputy Company Secretary



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